Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Announces Its Diversification into the Resource Industry
HUIZHOU, Guangdong, China, December 16, 2008 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provided an update on its previously announced intentions to diversify its efforts into the resource industry. The Company announced that it intends to acquire 100% of the equity interests of China Luxuriance Jade Company Ltd (“China Luxuriance ”) in a related party transaction with its Chairman, Rui Lin WU. For years, the Company has established its reputation through its great success in the telecommunication terminal industry. This diversification strategy has been initiated and developed for XING in order to maintain its sustained development and to increase its profitability.
China Luxuriance, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co.,Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the mining license of a mine covering 53 square kilometers in the east of Inner Mongolia, China. Through exploration, Haozhou Mining believes that there is an abundance of copper-molybdenum and other types of multi-metal mine reserves. The reserves will be supported by a technical report issued by an independent consulting firm in the minerals industry.
The agreement in principle to acquire all of the equity interests in China Luxuriance and the completion of the acquisition is subject to, among other conditions, satisfaction of the following: satisfactory completion of all due diligence procedures and investigations by the Company; negotiation and execution of a purchase agreement with Rui Lin WU in form and substance acceptable to the Company by December 31, 2008; receipt of all necessary regulatory and governmental approvals; receipt of all waivers and consents of third parties; receipt of an independent third party valuation; receipt of an independent third party fairness opinion covering the consideration to be paid by the Company; and receipt of appropriate legal opinions from PRC Counsel covering various aspects of the transaction.
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe,

North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 16, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.